UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: February 4, 2005

                        Commission File Number 001-12510
                                               ---------

                                  ROYAL AHOLD
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                 (Translation of registrant's name into English)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
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                     (Address of principal executive office)





     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F  X          Form 40-F
                                 ---                   ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                No X
                             ---               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rue 12g3-2(b): 82-
                                                -------------.

     On February 4, 2005, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing the Company's intention to terminate its EUR 300 million and USD 1.45 billion secured back-up credit facility in the course of this month. A copy of this press release is attached hereto as Exhibit 99.1.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                KONINKLIJKE AHOLD N.V.


                                       /s/ H.R. Ryopponen
                                --------------------------------------------
Date: February 4, 2005          By:    H.R. Ryopponen
                                Title: Executive Vice President and CFO

                                  EXHIBIT INDEX



The following exhibit has been filed as part of this Form 6-K:


Exhibit        Description
-------        -----------

99.1 Royal Ahold press release dated February 4, 2005, announcing the Company's intention to terminate its EUR 300 million and USD 1.45 billion secured back-up credit facility in the course of this month